B2DIGITAL, INCORPORATED

4522 West Village Drive

Suite 215

Tampa, FL 33624

February 2, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, DC 20549

Attention: Mr. Lamparski

Re:	B2Digital, Incorporated Registration Statement on Form S-1 SEC File No. 333-251846

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of B2Digital, Incorporated, a Delaware corporation (the “Issuer”), respectfully requests that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it will become effective at 5:30 P.M., Eastern Time, on February 2, 2021, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Issuers hereby authorize Brian Higley of Business Legal Advisors, LLC to orally modify or withdraw this request for acceleration. If you have any questions regarding the foregoing, please contact Mr. Higley at (801) 634-1984 or by e-mail (brian@businesslegaladvisor.com). Thank you in advance for your assistance.

Very truly yours,

B2Digital, Incorporated

By:	/s/ Greg P. Bell
Name:	Greg P. Bell
Title:	Chief Executive Officer

cc:	Brian Higley, Esq., Business Legal Advisors, LLC